

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 6, 2008

Mr. Chen Gao
President and Chief Executive Officer
American Metal & Technology, Inc.
633 W. 5th Street, 28th Floor
Los Angeles, CA 90071

      Re: American Metal & Technology, Inc.
              Form 10-KSB for the Year Ended December 31, 2007
              File No. 33-19048-NY

Dear Mr. Gao:

      We have reviewed your response letter submitted on EDGAR on November 4, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

1. Your response letter dated October 31, 2008 continues to assert that management has determined your disclosure controls and procedures were effective as of December 31, 2007. In our letter dated September 9, 2008, we asked you to tell us the factors that you relied upon in determining that management's failure to provide its report on internal control over financial reporting in your Form 10-KSB filed on March 31, 2008 did not change your conclusions that your disclosure controls and procedures were effective as of the end of the fiscal year. Your October 31, 2008 response did not address our comment. Therefore, please explain <u>in detail</u> how you considered the

definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please show us how you will amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

2. Your response letter dated October 31, 2008 implies that you relied upon a framework "such as" the COSO framework, however, it is unclear if you actually used the COSO framework to evaluate the effectiveness of your internal control over financial reporting as of December 31, 2007 or if you used a framework that management deems similar to (but not exactly the same as) the COSO framework. If you actually used the COSO framework, please specifically indicate that in your response. If you used a framework that management deems is similar to (but not identical to) the COSO framework, please tell us the following:

- Tell us the specific name of the framework used;
- Describe in detail the differences between the COSO framework and the framework used by management;
- Tell us the name of the group or body that established the framework and their due-process procedures for developing the framework; and
- Tell us whether the framework was subjected to broad distribution for public comment before it was adopted by the group or body that established the framework.

Refer to Exchange Act Rule 13a-15(c) and the interpretive guidance issued by the Commission in Release No. 33-8810. In particular, you may want to consult footnote 23 of Release No. 33-8810 which provides examples of suitable frameworks other than COSO.

3. At the end of our comment letter dated July 21, 2008, we requested that management provide, in writing, three bullet pointed acknowledgements (i.e., Tandy language). Please provide the requested acknowledgements in writing from management with your next response letter.

<u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008</u>

4. Please revise the certification you intend to include in your amended Form 10-Q for the period ended June 30, 2008 as follows:

    *   Bullet point 1 should make reference to your Form 10-Q/A instead of the Form 10-Q;
    *   Since it appears you only have one certifying officer, paragraph 4a should be revised to refer only to one person instead of "us" and "our"; and
    *   The certification should include a current certification date above the signature block.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief